UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


         [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998.

                                       OR

         [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to ________.

     Commission file numbers 33-84656 and 333-17773.

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Gray Communications Systems, Inc.
                   Capital Accumulation Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Gray Communications Systems, Inc.
                   126 N. Washington Street
                   Albany, Georgia 31701

                        GRAY COMMUNICATIONS SYSTEMS, INC.

                                    FORM 11-K

                              REQUIRED INFORMATION

         (a) Financial Statements. Filed as part of this Report on form 11-K are the financial statements and the schedules thereto of the Gray Communications Systems, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated April 23, 1999.

         (b) Exhibits. A consent of Ernst & Young LLP dated June 25, 1999 is being filed as an exhibit to this report.


                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               GRAY COMMUNICATIONS SYSTEMS, INC.
                                               CAPITAL ACCUMULATION PLAN


Date: June 25, 1999                            By:  /S/ James C. Ryan
                                                   --------------------
                                                         James C. Ryan
                                                         Chief Financial Officer
                                                         Plan Administrator

                   Audited Financial Statements and Schedules

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                       WITH REPORT OF INDEPENDENT AUDITORS

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan


                   Audited Financial Statements and Schedules



                     Years ended December 31, 1998 and 1997



                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................10
Line 27d - Schedule of Reportable Transactions...............................11

                         Report of Independent Auditors

Benefit Committee
Gray Communications Systems, Inc.

We have audited the accompanying statements of net assets available for benefits of the Gray Communications Systems, Inc. Capital Accumulation Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and Reportable Transactions for the year ended December 31, 1998, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ Ernst & Young LLP
                                                        ---------------------

Atlanta, Georgia
April 23, 1999

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31
                                                          1998                 1997
                                                -----------------------------------------


ASSETS
   Investments (NOTES 2 AND 4):
     Collective trust mutual funds                $     5,882,368     $     2,268,935
     Sponsor's common stock fund                        2,056,151           1,851,627
     Participant loans receivable                          66,206              37,151
                                               -----------------------------------------
                                                        8,004,725           4,157,713

   Sponsor contributions receivable                        45,128              33,392
   Participant contributions receivable                   107,971              80,673
                                               -----------------------------------------
                                                          153,099             114,065

                                               -----------------------------------------

Net assets available for benefits                 $     8,157,824     $     4,271,778
                                               =========================================


SEE ACCOMPANYING NOTES.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                    YEAR ENDED DECEMBER 31
                                                                  1998                  1997
                                                       -------------------------------------------

ADDITIONS
   Participant contributions                               $    1,175,960        $    1,020,712
   Sponsor contributions                                          491,403               419,546
   Rollover contributions                                           1,752               117,556
   Transfers from acquisitions                                  2,813,400                     -
   Investment income:
     Interest and dividend income                                  35,953                 5,506
     Net realized and unrealized appreciation of
       investments                                                470,891               800,118
                                                       ------------------------------------------
                                                                  506,844               805,624
                                                       -------------------------------------------
Total additions                                                 4,989,359             2,363,438

DEDUCTIONS
   Withdrawals by participants                                   (614,707)             (357,765)
   Transfers related to sale of a subsidiary                     (453,100)                    -
   Administrative and other expenses                              (35,506)              (19,427)
                                                       -------------------------------------------
 Total deductions                                               (1,103,313)             (377,192)
                                                       -------------------------------------------

Net increase in assets available for benefits                   3,886,046             1,986,246

Net assets available for benefits at
   beginning of period                                          4,271,778             2,285,532
                                                       -------------------------------------------
Net assets available for benefits at end of period         $    8,157,824        $    4,271,778
                                                       ===========================================


SEE ACCOMPANYING NOTES.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                          Notes to Financial Statements

                                December 31, 1998

1.  DESCRIPTION OF THE PLAN

The following brief description of the Gray Communications Systems, Inc. Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan was established effective October 1, 1994 for the benefit of eligible employees of Gray Communications Systems, Inc., and of its subsidiaries and affiliates that subsequently adopt the Plan.

GENERAL

The Plan is a voluntary defined contribution plan for salaried and non-salaried employees of Gray Communications Systems, Inc. and its subsidiaries (the "Sponsor") who have completed one eligibility year of service as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Sponsor has not expressed any intent to do so, the Benefit Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Benefit Committee to terminate the Plan, all participants shall receive full distribution of the balance in their account.

TRUST AGREEMENT

Assets of the Plan are held for safekeeping and investment by INVESCO Trust Company (the "Trustee") as part of a trust agreement between the Sponsor and the Trustee.

CONTRIBUTIONS

Each active Plan participant may make contributions up to a maximum of 16% of their compensation on a before-tax basis and up to a maximum of 16% on an after-tax basis, as long as the sum of the before-tax and after-tax percentages does not exceed 16% of compensation on a before-tax basis. Participant contributions made on a before-tax basis under Section 401(k) of the Internal Revenue Code (the "Code") can not exceed the elective contribution limit of $10,000 and $9,500 during the years ended 1998 and 1997, respectively. Contributions by highly compensated employees are subject to additional restrictions.

The Sponsor shall contribute to the Plan a percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of plan participants not to exceed 6% of eligible compensation as defined in the Plan document. The matching percentage was 50% for the years ended December 31, 1998 and 1997, respectively. The Sponsor's matching contributions can be made either in shares of Gray Communications Systems, Inc. Class B common stock or in cash. Any forfeitures of Sponsor contributions are used to reduce future Sponsor contributions. Forfeitures of nonvested amounts were approximately $63,700 and $33,200 for the years ended December 31, 1998 and 1997, respectively.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are fully vested with regard to their contributions. Participants vest in the Sponsor's contributions after completing five years of service, as defined in the Plan document.

WITHDRAWALS

A participant may withdraw all or part of their after-tax contributions for any reason, subject to the suspension of such participant's rights to make after tax contributions for six months.

Hardship withdrawals may be available as defined by the Plan document. A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next twelve months from the date of receipt of the withdrawal and is prohibited from making any elective or employee contributions to all other plans of the Sponsor, including, but not limited to, any stock option, stock purchase or similar plan maintained by the Sponsor.

DISTRIBUTIONS

A participant, following termination of employment, can elect to have Plan benefits paid in a single lump-sum distribution, in installments or in a combination of the two methods.

Approximately $-0- and $74,500 of the net assets available for benefits at December 31, 1998 and 1997, respectively, were allocated to the accounts of persons who had withdrawn from participation in the Plan, but had not been paid. Such amounts are recorded as benefits payable for purposes of the Plan's Form 5500.

LOANS

The Plan provides for participant loans at rates of interest established by the Sponsor's Benefit Committee. Such loans are limited as defined by the Plan document.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values as described below.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The collective trust mutual funds are valued at their redemption prices (fair values) as established by the Trustee. Generally, the fair values are based on national stock exchange closing prices or other published sources. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

ADMINISTRATIVE EXPENSES

All administrative and investment expenses, except for fund management fees, are paid by the Sponsor. Administrative and investment expenses paid by the Sponsor were approximately $13,650 and $13,600 for the years ended December 31, 1998 and 1997, respectively.

3.  INCOME TAX STATUS

The Internal Revenue Service ruled on October 25, 1995, that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with Section 401(a) of the Code to maintain its qualification. Management of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4.  NET ASSETS AVAILABLE FOR BENEFITS

Participant contributions may be invested in collective investment trust mutual funds offered by the Trustee or in a fund invested primarily in the Sponsor's Class A and Class B common stock. Descriptions of the various funds are as follows: (a) Principal Protection Fund, which is 80% invested in short term money market instruments, intermediate government and corporate bond funds, and 20% in common stocks; (b) Intermediate Return Fund, which is 40% invested in short term money market instruments, 20% in intermediate government and corporate bond funds, and 40% in common stock funds; (c) Growth and Income Fund, which is 20% invested in short term money market instruments, 20% in intermediate government and corporate bond funds and 60% in common stock funds;
(d) Maximum Appreciation Fund, which is 20% invested in short term money market instruments and intermediate government and corporate bond funds and 80% invested in common stock funds; and/or (e) Gray Communications Systems, Inc. Common Stock Fund, which is invested primarily in Gray Communications Systems, Inc. Class A and Class B common stock. Participants elect the percentage invested in each fund in multiples of 10%. Contributions to the Gray Communications Systems, Inc. Common Stock Fund are temporarily invested in a Retirement Trust Liquid Asset Fund until used to purchase Gray Communications Systems, Inc. common stock. Participants cannot elect to participate in the Retirement Trust Liquid Asset Fund.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



4. NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)

   The following represents the net assets available for benefits, by fund, as of December 31, 1998:



                           PRINCIPAL    INTERMEDIATE  GROWTH AND    MAXIMUM
                           PROTECTION      RETURN       INCOME    APPRECIATION
                             FUND           FUND         FUND        FUND
                           ----------   -----------  -----------  ------------
Investments:
 INVESCO Trust
   Company collective
   trust mutual funds:
   Money market funds        $    -0-     $    -0-   $      -0-   $      -0-
   Equity funds               560,333      628,448    1,854,977    2,813,850
 Common Stock of
  Sponsor                         -0-          -0-          -0-          -0-
 Participant
  loans receivable                -0-          -0-          -0-          -0-
                              --------     --------   ----------   ----------
                              560,333      628,448    1,854,977    2,813,850
 Sponsor contributions
  receivable                      -0-          -0-          -0-          -0-
 Participant contributions
  receivable                    5,640        9,603       30,701       46,087
                              =======     ========   ==========   ==========
                             $565,973     $638,051   $1,885,678   $2,859,937
                              =======     ========   ==========   ==========


                            GRAY            GRAY
                       COMMUNICATIONS  COMMUNICATIONS  PARTICIPANT  RETIREMENT
                       COMMON STOCK    COMMON STOCK       LOANS    TRUST LIQUID
                         (CLASS A)        (CLASS B)     RECEIVABLE     ASSETS    TOTAL
                       -------------   --------------  ----------   ---------  ----------
Investments:
 INVESCO Trust
   Company collective
   trust mutual funds:
   Money market funds        $      -0-   $      -0-   $   -0-      $ 24,760  $   24,760
   Equity funds                     -0-          -0-       -0-           -0-   5,857,608
 Common Stock of
  Sponsor                     1,012,936    1,043,215       -0-           -0-   2,056,151
 Participant
  loans receivable                  -0-          -0-    66,206           -0-      66,206
                              ----------   ---------   -------       -------   ---------
                              1,012,936    1,043,215    66,206        24,760   8,004,725
 Sponsor contributions
  receivable                        -0-       45,128       -0-           -0-      45,128
 Participant contributions
  receivable                        -0-       15,940       -0-           -0-     107,971
                              =========   ==========   =======       =======   =========
                             $1,012,936   $1,104,283   $66,206       $24,760  $8,157,824
                              =========   ==========   =======       =======   =========


   The changes in net assets available for benefits by fund for the year ended December 31, 1998 are as follows:

                                             GROWTH
                   PRINCIPAL  INTERMEDIATE     AND         MAXIMUM
                   PROTECTION   RETURN       INCOME     APPRECIATION
                      FUND       FUND         FUND          FUND
                   ---------- -----------  ----------   ------------
Contributions
   invested       $ 47,786     $94,535     $332,998      $425,998
Contributions
   receivable        5,640       9,603       30,701        46,087
Rollover from
   other plans         -0-         -0-          840           492
Transfers from
   acquisitions    373,783     265,000      681,480     1,326,326
Interest and
   dividend income   4,125       1,330        6,189        11,626
Net realized and
   unrealized
   appreciation
   of investments   22,764      53,759      214,245       397,857

Withdraws paid to
   participants    (13,418)    (46,172)    (138,245)     (250,370)
Transfers related
   to sale of a
   subsidiary      (11,928)    (31,910)     (66,878)     (103,068)
Participant
   loans/
   repayments
   (net)           (12,823)     (3,450)      (4,873)      (16,052)
Administrative
   and other
   expenses         (1,632)     (4,061)     (12,059)      (17,298)
Interfund
   transfers        (3,357)       (195)        (594)        2,179
                   ========   =========  ===========  ============
                  $410,940    $338,439   $1,043,804   $ 1,823,777
                   ========   =========  ===========  ============

                         GRAY            GRAY                   RETIREMENT
                    COMMUNICATIONS  COMMUNICATIONS  PARTICIPANT   TRUST
                    COMMON STOCK    COMMON STOCK       LOANS      LIQUID
                      (CLASS A)        (CLASS B)    RECEIVABLE    ASSETS     TOTAL
                    --------------  --------------  ----------  ---------- ----------
Contributions
   invested           $     -0-     $612,947       $   -0-     $     -0-  $1,514,264
Contributions
   receivable               -0-       61,068           -0-           -0-     153,099
Rollover from
   other plans              -0-          -0-           -0-           420       1,752
Transfers from
   acquisitions             -0-          -0-           -0-       166,811   2,813,400
Interest and
   dividend income          -0-          -0-           -0-        12,683      35,953
Net realized and
   unrealized
   appreciation
   of investments        50,279     (268,013)          -0-           -0-     470,891

Withdraws paid to
   participants         (92,611)     (49,366)       (3,630)      (20,895)   (614,707)
Transfers related
   to sale of a
   subsidiary          (156,434)     (70,190)      (12,692)                 (453,100)
Participant
   loans/
   repayments
   (net)                 (2,281)      (2,776)       43,300        (1,045)        -0-
Administrative
   and other
   expenses                 -0-         (100)          -0-          (356)    (35,506)
Interfund
   transfers                963      136,291         2,077      (137,364)        -0-
                    ============   ============   =========     ========  ===========
                      $(200,084)    $419,861       $29,055       $20,254  $3,886,046
                    ============   ============   =========     ========  ===========

                                         Gray Communications Systems, Inc.
                                             Capital Accumulation Plan

                                     Notes to Financial Statements (continued)



   4. NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)

   The following represents the net assets available for benefits, by fund, as of December 31, 1997:



                       PRINCIPAL      INTERMEDIATE    GROWTH AND       MAXIMUM
                       PROTECTION       RETURN          INCOME       APPRECIATION
                        FUND             FUND            FUND           FUND
                       --------       -----------     -----------    ------------
Investments:
 INVESCO Trust
   Company collective
   trust mutual funds:
   Money market funds     $    -0-       $    -0-      $    -0-     $      -0-
   Equity funds            150,571        291,425       817,765      1,004,668
 Common Stock of
  Sponsor                      -0-            -0-           -0-            -0-
 Participant
  loans receivable             -0-            -0-           -0-            -0-
                           -------       --------      --------     ----------
                           150,571        291,425       817,765      1,004,668
 Sponsor
  contributions
  receivable                   -0-            -0-           -0-            -0-
 Participant
  contributions
  receivable                 4,462          8,187        24,109         31,492
                           =======       ========      ========     ==========
                          $155,033       $299,612      $841,874     $1,036,160
                           =======       ========      ========     ==========


                           GRAY            GRAY                      RETIREMENT
                      COMMUNICATIONS  COMMUNICATIONS   PARTICIPANT     TRUST
                      COMMON STOCK    COMMON STOCK       LOANS        LIQUID
                       (CLASS A)        (CLASS B)      RECEIVABLE     ASSETS      TOTAL
                      -------------   --------------   ----------    --------- ----------
Investments:
 INVESCO Trust
   Company collective
   trust mutual funds:
   Money market funds      $     -0-     $   -0-           $  -0-       $4,506 $    4,506
   Equity funds                  -0-         -0-              -0-          -0-  2,264,429
 Common Stock of
  Sponsor                  1,213,020     638,607              -0-          -0-  1,851,627
 Participant
  loans receivable               -0-         -0-           37,151          -0-     37,151
                          ----------   ---------          -------      ------   ---------
                           1,213,020     638,607           37,151       4,506   4,157,713
 Sponsor
  contributions
  receivable                     -0-      33,392              -0-         -0-      33,392
 Participant
  contributions
  receivable                     -0-      12,423              -0-         -0-      80,673
                          ==========   =========          =======      ======   =========
                          $1,213,020   $ 684,422          $37,151      $4,506  $4,271,778
                          ==========   =========          =======      ======   =========



   The changes in net assets available for benefits by fund for the year ended December 31, 1997 are as follows:



                                                GROWTH
                      PRINCIPAL  INTERMEDIATE    AND           MAXIMUM
                      PROTECTION   RETURN       INCOME       APPRECIATION
                       FUND         FUND         FUND            FUND
                      --------   -----------  -----------    ------------ -
   Contributions
      invested       $ 44,500     $89,551     $289,011       $355,280
   Contributions
      receivable        4,462       8,187       24,109         31,492
   Rollover from
      other plans       8,238       6,414       27,510         50,735
   Interest and
      dividend income     106         204          494            493
   Net realized and
      unrealized
      appreciation
      of investments   19,880      35,546      109,647        147,813

   Withdrawls paid
      to participants (92,494)    (25,360)     (52,766)       (72,508)
   Participant
      loans/
      repayments
      (net)            (4,310)     (4,220)     (13,944)        (9,749)
   Administrative
      and other
      expenses         (1,254)     (2,424)      (6,399)        (7,585)
   Interfund
      transfers         1,276      (1,927)      13,012         12,702
                      ========   ===========  ===========   ============
                     $(19,596)   $105,971     $390,674       $508,673
                      ========   ===========  ===========   ============



                                GRAY            GRAY                     RETIREMENT
                           COMMUNICATIONS  COMMUNICATIONS   PARTICIPANT    TRUST
                           COMMON STOCK    COMMON STOCK        LOANS       LIQUID
                             (CLASS A)        (CLASS B)     RECEIVABLE     ASSETS       TOTAL
                           -------------   --------------   ----------   ----------  -----------
   Contributions
      invested             $     -0-       $493,458         $   -0-     $ 54,393     $1,326,193
   Contributions
      receivable                 -0-         45,815             -0-          -0-        114,065
   Rollover from
      other plans                -0-          3,750             -0-       20,909        117,556
   Interest and
      dividend income            -0-            -0-             -0-        4,209          5,506
   Net realized and
      unrealized
      appreciation
      of investments        345,916         141,316             -0-          -0-        800,118

   Withdrawls paid
      to participants       (97,891)        (10,675)        (6,376)          305       (357,765)
   Participant
      loans/
      repayments
      (net)                  (3,513)            -0-         33,439         2,297            -0-
   Administrative
      and other
      expenses                 (581)           (549)           -0-          (635)       (19,427)
   Interfund
      transfers              43,179          11,307           (255)      (79,294)           -0-
                          =============   ==============   ==========   ==========  ============
                           $287,110        $684,422        $26,808        $2,184    $1,986,246
                          =============   ==============   ==========   ==========  ============

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)


5. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a multiphase approach to the year 2000 issue which includes assessment, remediation, testing, and contingency planning. The Plan Sponsor anticipates substantially completing all phases by September 30, 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

Additionally, the Plan Sponsor established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant during 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan.

                             SUPPLEMENTAL SCHEDULES

                                Plan Number: 003
                                 EIN: 58-0285030

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998





                                                                               CURRENT                HISTORICAL
          IDENTITY OF ISSUE                     NO. OF UNITS                    VALUE                    COST
---------------------------------------   ----------------------------  ----------------------    -------------------
INVESCO Trust Company
   Collective Trust Mutual Funds *:
   Liquid Assets Fund                             24,760.770 units             $   24,760               $   24,760
   Principal Protection Fund                      35,196.767 units                560,333                  523,810
   Intermediate Return Fund                       34,043.790 units                628,448                  543,769
   Growth and Income Fund                         90,047.444 units              1,854,977                1,542,997
   Maximum Appreciation Fund                     124,838.064 units              2,813,850                2,316,393
                                                                        ----------------------    -------------------
                                                                                5,882,368                4,951,729
Total

Sponsor Common Stock Fund -

   Gray Communications Systems, Inc.
      Common Stock -  Class A*                       55,314 shares              1,012,936                  674,335
      Common Stock -  Class B*                       76,217 shares              1,043,215                1,170,812

Participant loans                                                                  66,206                   66,206
                                                                        ----------------------    ------------------



                                                                           $    8,004,725           $    6,863,082
                                                                        ======================    ==================









   *  This is a party-in-interest investment.

                                Plan Number: 003
                                 EIN: 58-0285030

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998




IDENTITY OF PARTY INVOLVED                            DESCRIPTION OF ASSETS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Category (i) - Individual transaction in excess of 5% of Plan assets

Invesco Trust Company                         ITC Principle Protection Fund
                                                       Purchase

Invesco Trust Company                         ITC Growth & Income Fund
                                                       Purchase

Invesco Trust Company                          Maximum Appreciation Fund
                                                       Purchase
                                                       Purchase





                            SELLING                                 CURRENT VALUE OF ASSET
  PURCHASE PRICE             PRICE             COST OF ASSET         ON TRANSACTION DATE         NET GAIN (LOSS)
--------------------------------------------------------------------------------------------------------------------




  $      321,986                 -             $      321,986          $        321,986                   -


         466,499                 -                    466,499                   466,499                   -


         482,173                 -                    482,173                   482,173                   -
         825,891                 -                    825,891                   825,891                   -


                                Plan Number: 003
                                 EIN: 58-0285030

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

                 IDENTITY OF PARTY INVOLVED                                     DESCRIPTION OF ASSET
---------------------------------------------------------------------------------------------------------------------


CATEGORY (III) SERIES OF SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*Gray Communications Systems, Inc.                                  Gray Communications Systems, Inc.
                                                                      Common Stock - Class A
                                                                      Purchases of 22,644 shares
                                                                      Sales of 13,540 shares

*Gray Communications Systems, Inc.                                  Gray Communications Systems, Inc.
                                                                      Common Stock - Class B
                                                                      Purchases of 60,546 shares
                                                                      Sales of 9,130 shares

*INVESCO Trust Company                                              Principal Protection Fund
                                                                      Purchases of 27,800 units
                                                                      Sales of 2,937 units

*INVESCO Trust Company                                              Intermediate Return Fund
                                                                      Purchases of 21,215 units
                                                                      Sales of 4,984 units

*INVESCO Trust Company                                              Growth and Income Fund
                                                                      Purchases of 55,341 units
                                                                      Sales of 11,889 units

*INVESCO Trust Company                                              Maximum Appreciation Fund
                                                                      Purchases of 89,810 units
                                                                      Sales of 19,103 units

*INVESCO Trust Company                                              Liquid Asset Fund
                                                                      Purchases of 846,763 units
                                                                      Sales of 825,758 units


CATEGORY (II) OR (IV) TRANSACTIONS

There were no category (ii) or (iv) transactions during 1998.

*  This is a party-in-interest investment.







                                                                             CURRENT VALUE OF ASSET ON
      PURCHASE PRICE             SELLING PRICE          COST OF ASSET             TRANSACTION DATE         NET GAIN (LOSS)
------------------------------------------------------------------------------------------------------------------------------





           $ 26,787                                            $ 26,787                 $ 26,787
                                      $ 277,125                 185,282                  277,125                 $ 91,843



            827,144                                             827,144                  827,144
                                        154,523                 154,444                  154,523                       79


            432,352                                             432,352                  432,352
                                         45,354                  40,462                   45,354                     4,892


            371,013                                             371,013                  371,013
                                         87,749                  70,031                   87,749                    17,718


          1,051,277                                           1,051,277                1,051,277
                                        228,260                 178,297                  228,260                    49,963


          1,806,885                                           1,806,885                1,806,885
                                        395,560                 297,951                  395,560                    97,609


            846,763                                             846,763                  846,763
                                        825,758                 825,758                  825,758                        -0-

                        GRAY COMMUNICATIONS SYSTEMS, INC.

                                    FORM 11-K

                                  EXHIBIT INDEX


Exhibit                                                                         Page
Number                     Exhibit                                              Number
------                     -------                                              ------

  23                       Consent of Ernst & Young LLP to                       16
                           incorporation of its report by
                           reference in Gray Communications
                           Systems, Inc. Registration Statement
                           on Form S-8, No. 33-84656 and No. 333-17773.
